SECURI 09059283 ISSION

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SEC FILE NUMBER
8 - 51597

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NeoNet Securities, Inc,

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place, Suite 317
(No. and Street)

Jersey City (City) — New Jersey (State) — 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Hayes — (201) 526-8605 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) — Roseland (City) — New Jersey (State) — 07068 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Susan Hayes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NeoNet Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL CONTROLLER / FINOP
Title

Notary Public 2/27/09

Syed F Ahmad
Notary Public, State of New Jersey
No. 2335284
Qualified in Morris County
Commission Expires Sept. 3, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NeoNet Securities, Inc.
Index
December 31, 2008

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

REPORT OF INDEPENDENT AUDITORS

To the Stockholder and Board of Directors of
NeoNet Securities, Inc.

We have audited the accompanying statement of financial condition of NeoNet Securities, Inc. (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NeoNet Securities, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 17, 2009

NeoNet Securities, Inc.
Statement of Financial Condition
December 31, 2008

Assets	
Cash	$ 1,060,025
Securities owned, at fair value	5,232,849
Receivable from clearing brokers, including clearing deposit of $200,000	345,958
Receivable from NeoNet Securities AB, net	5,420,619
Receivable from broker-dealers	2,308,248
Receivable from customers	3,382,281
Property and equipment, net	142,405
Other assets	519,315
Total assets	$ 18,411,700
Liabilities and Stockholder's Equity	
Liabilities	
Payable to broker-dealers	$ 5,007,868
Payable to NeoNet Securities AB	5,690,529
Payable to NeoNet AB	47,448
Payable to customers	350,706
Accounts payable and accrued expenses	1,077,419
Subordinated borrowings	1,550,000
Total liabilities	13,723,970
Commitments (Note 5)	
Stockholder's equity	
Common stock, $.01 par value, 1,000 shares authorized, 300 shares issued and outstanding	3
Additional paid-in capital	2,950,000
Retained earnings	1,737,727
Total stockholder's equity	4,687,730
Total liabilities and stockholder's equity	$ 18,411,700

The accompanying notes are an integral part of these financial statements

1. Organization and Significant Accounting Policies

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company is a wholly owned subsidiary of NeoNet AB (the "Parent") located in Stockholm, Sweden. The parent is a listed company on the Stockholm Stock Exchange. The Company provides electronic brokerage services to broker-dealers and other clients by providing access to U.S., European, Asian and Australian marketplaces from a single access point.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and are depreciated on the straight-line method over their estimated useful lives of three to five years. Leasehold improvements are stated at cost less accumulated amortization and are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes
Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax loss carryforwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes." FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation applies to all tax positions related to income taxes subject to FASB Statement No. 109. The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FIN 48 until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies."

Securities Transactions
Commission income and related expenses are recorded on the trade date.

Securities Owned
Securities owned are carried at fair value. Changes in unrealized appreciation/(depreciation) arising from fluctuations in fair value or upon realization of securities positions are reflected in trading gains, net on the Statement of Operations. Fair value is determined by references to published market quotations as of the reporting date.

The Company has adopted the provisions of SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the reporting date. In determining fair value the Company uses valuations for its holdings based on unadjusted quoted prices in active markets. According to the Company's "Investment

1. Organization and Significant Accounting Policies (continued)

Instructions for External Asset Management," the Company's excess capital must be invested in interest-bearing instruments issued by the U.S. government. All such holdings of the Company are categorized in Level I of the fair value hierarchy. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does note entail a significant degree of judgment.

Level 2 – Valuations based on quoted process in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Clearing Agreement with Third Party
On March 9, 2006, the Company entered into a Secondary Clearing Agreement (the "Secondary Agreement") with their clearing broker and an unrelated third party to clear its trades through the Company. Under the Secondary Agreement, the Company may be exposed to off-balance-sheet risk and have to incur additional liabilities to cover the third party's failure to perform their duties per the Secondary Agreement. The Company monitors the Secondary Agreement's activity on a daily basis to assure that no liability is incurred. No such liabilities occurred over the course of the year. The related income and expenses have been shown gross in the Statement of Operations.

Netting of Receivables and Payables with Parent and Affiliates
In conjunction with a formal netting arrangement between the Company and its Parent and affiliates, the Company settles all receivables and payables with the Parent and each affiliate on a net basis. At December 31, 2008, included in Receivable from NeoNet Securities AB, net, the Company recorded payables to NeoNet Securities AB of $898,796.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

User Access Fees
User access fees consist of fees charged to broker-dealers and clients relating to communication line charges for the use of the Company's trading system. Such fees are recorded monthly, in arrears, including an additional amount over the Company's cost for such lines.

2. Receivable from Clearing Broker

The Company has a clearing agreement with Merrill Lynch ("Merrill") to act as their clearing broker. The Agreement with Merrill requires the Company to maintain a cash deposit of $200,000. Further, under the agreement with Merrill, the Company is required to pay $10,000 per month unless they generate revenue in excess of the monthly $10,000 minimum. The Company did not incur any such charges in 2008.

3. Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets				
Investments U.S. Government obligations	$ 5,232,849	$ -	$ -	$ 5,232,849
	$ 5,232,849	$ -	$ -	$ 5,232,849

All of the securities owned are held at the Company's clearing broker, Merrill.

4. Property and Equipment

Property and equipment at December 31, 2008 are as follows:

Furniture	$ 11,639
Equipment	406,360
Leasehold improvements	46,922
Software	36,846
	501,767
Less accumulated depreciation and amortization	(359,362)
	$ 142,405

5. Commitments and Contingencies

On April 4, 2005, the Company entered into an operating lease for office space that expired on April 30, 2008. On January 9, 2008, the Company executed a First Lease Amendment and Term Extension Agreement (the "Extension"), thereby extending the term of the lease through April 30, 2011.

In August 2006, the Company entered into an equipment lease that expires in October 2009.

The occupancy lease expense and the equipment lease expense were $131,660 and $566, respectively for the year ended December 31, 2008. Future minimum annual lease payments (exclusive of other charges as defined in the lease) are as follows:

Year ending December 31,		
2009	$	129,366
2010		128,973
2011		42,981
	$	301,320

In connection with the Extension, the Company received a $15,000 abatement towards the actual cost of Company's renovation, alteration and improvement work in its office space during 2008. Such abatement has been reflected as a liability in the Statement of Financial Condition and is amortized over the life of the lease to recognize such amounts ratably.

In the normal course of business, the Company has been named as a defendant in a legal matter. Management of the Company, after consultation with legal counsel, believes that the resolution of this matter will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

6. Retirement Plan

The Company has a 401(k) Plan (the "Plan") covering all employees who meet certain eligibility requirements. The Company makes a matching contribution to the Plan, which is at its discretion and is determined annually. Matching contributions for the year ended December 31, 2008 were approximately $36,000, included as a component of employee compensation and benefits on the Statement of Operations.

7. Income Taxes

The Company's income tax provision is comprised of the following:

	Prior Year Underpayment/ (Overpayment)	Current Year	Deferred	Total
Federal	$ (5,607)	$ 77,382	$ 13,368	$ 85,143
State and local	628	335	2,140	3,103
	$ (4,979)	$ 77,717	$ 15,508	$ 88,246

The temporary difference which gives rise to the deferred income taxes results from depreciation expense and unrealized appreciation in securities owned.

8. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which specifies minimum net capital requirements for registered broker-dealers. The Company computes its net capital pursuant to Rule 15c3-1, which requires minimum net capital of $250,000. The Company had net capital of approximately $5,453,000, which exceeded its requirement by approximately $5,203,000.

9. Related Party Transactions

The Company's borrowings under subordination agreements at December 31, 2008 include two notes issued to the Parent, each bearing interest at 8%:

Maturity Date	Principal
05/31/10	$ 1,000,000
10/31/10	550,000

The subordinated borrowings have been approved by FINRA and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Pursuant to a Service Agreement and a Cost Sharing Agreement effective January 2005, the Company clears its securities traded on European, Asian, Australian and other non-U.S. exchanges through NeoNet Securities AB, a subsidiary of the Parent. The Parent guarantees the execution, clearance and settlement of all securities transactions of the Company through NeoNet Securities AB. The Company is obligated to pay NeoNet Securities AB for operational services provided which include various operational, financial and general administrative services. The amount due to NeoNet Securities AB in non-interest bearing and is due on demand.

9. Related Party Transactions (continued)

The financial statements include the following items related to the Service and Cost Sharing Agreements:

Statement of Financial Condition	
Uncleared transactions	
Receivable from NeoNet Securities AB, net	$ 5,420,619
Receivable from broker-dealers	2,308,248
Receivable from customers	3,382,281
Payable to broker-dealers	5,007,868
Payable to NeoNet Securities AB	5,690,529
Payable to customers	350,706
Management fee	
Payable to NeoNet AB	47,448

Statement of Operations	
Revenues	
Commissions	$ 28,254,918
Internal trading commission revenue	5,017,696
Expenses	
Clearance fees	1,131,984
Commissions, including internal trading commission expense	25,435,792
Administrative	445,491
Interest	255,110

The Company is obligated to NeoNet Securities AB under a non-exclusive license agreement to use NeoNet Securities AB's proprietary trading software platform. The agreement was entered into on January 1, 2002 and expires December 31, 2016. This agreement requires a monthly payment of 750,000 Swedish kronor (or approximately $97,000 using the exchange rate at December 31, 2008).

As of December 31, 2008, the future license fee commitment under this agreement is approximately as follows (using the exchange rate as of December 31, 2008):

Year ending December 31,	
2009	$ 1,159,000
2010	1,159,000
2011	1,159,000
2012	1,159,000
2013	1,159,000
Thereafter and through 2016	3,477,000
	$ 9,272,000

9. Related Party Transactions (continued)

The Company received a license fee exemption from NeoNet Securities AB for the months of April and May, 2008 due to the delayed preparedness of the release of a new version of the trading software platform. License fees for the year ended December 31, 2008 were approximately $1,132,000 and are included in clearance fees in the Statement of Operations.

Pursuant to a Support Service Agreement effective January 2007, the Parent provides management services to the Company including various operational, financial and general administrative services. The amount due to the Parent is billed monthly in arrears, bears interest at 5% above the Stockholm Interbank Offered Rates (STIBOR) and is due 15 days from the billing date. See above disclosure of management fee payable to the Parent and administrative expenses for the year ended December 31, 2008 and for the year then ended, respectively.

Effective January 2007, as a result of a transfer pricing study which was conducted, a fixed "internal trading commission" in basis points was established for each entity based on the principles outlined in the transfer pricing study. The study recommended that these transfer pricing policies be periodically updated depending on significant changes in business operations, shifts in market conditions, the availability of new data on uncontrolled companies, and any changes in applicable tax laws or regulations. Effective January 1, 2008, the internal trading commission rates in basis points were re-evaluated and adjusted as reflected below:

	2008	**2007**
Internal Trading Commission Revenue	1.15	0.95
Internal Trading Commission Expense	1.85	2.25

10. Off-Balance Sheet and Concentrations of Credit Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company has concentrations of credit risk with regard to the open transactions with NeoNet Securities AB and one other broker-dealer. These concentrations of credit risk are approximately 60% of the Company's total assets and approximately 81% of the Company's total liabilities as reflected on the statement of financial condition at December 31, 2008.

The Company maintains its cash in financial institutions which, at times, may exceed federally insured limits of $250,000, which has increased, from $100,000 on October 3, 2008, on a temporary basis until December 31, 2009. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

10. Off-Balance Sheet and Concentrations of Credit Risk (continued)

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Pursuant to the Company's Clearing Agreement (the "Agreement") with Merrill, in the event the Company terminates the agreement prior to such agreement's stated termination date, the Company has agreed to pay Merrill for any amounts which would have been owed based on a minimum clearing fee of $10,000 per month, measured by the time from the actual termination date through the agreement's stated termination, plus any extension to such term. As the Company does not presently intend to terminate such agreement, no accrual has been recorded as no amount can be estimated.

11. Commission Revenue

The Company earns commission revenue when clients utilize the Company's electronic brokerage services for trading activity. Substantially all commission revenue earned by the Company is provided by broker-dealers and other institutional clients located in the U.S.

NeoNet Securities, Inc.
(A subsidiary of NeoNet AB)
Statement of Financial Condition
(Available for Public Inspection)
December 31, 2008